FOR IMMEDIATE RELEASE	TSX: WPM
July 10, 2018	NYSE: WPM

WHEATON PRECIOUS METALS TO RELEASE 2018 SECOND QUARTER
RESULTS ON AUGUST 14, 2018

Vancouver, British Columbia – Wheaton Precious Metals Corp. will release 2018 second quarter results on Tuesday, August 14, 2018, after market close.

A conference call will be held Wednesday, August 15, 2018, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:             1-888-231-8191
Dial from outside Canada or the US:             1-647-427-7450
Pass code:                        8248656
Live audio webcast:                    www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 22, 2018 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:             1-855-859-2056
Dial from outside Canada or the US:             1-416-849-0833
Pass code:                        8248656
Archived audio webcast:                  www.wheatonpm.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com